Exhibit 99.3

Henan Education Commission

[2003] No. 231

Henan Education Commission Approvals

For the establishments of branches of Twenty-two Schools

including The Branch of Zhengzhou No. 19 Middle School

All Education Bureau Concerned:

Hereby we issue the Approvals for the establishments of branches of Twenty-two Schools Such As Zhengzhou No. 19 Middle School listed as follows:

1.
No. 1 Zhengzhou City	The Branch of Zhengzhou No. 19 Middle School

No. 2 Kaifeng City	The Branch of Kaifeng Senior High School

No. 10 Shangqiu City	The Branch of Suixian High School

No. 22 Nanyang City	The Branch of Tongbo No. 1 High School

2.	After the establishments of the above 22 schools, these schools can recruit students from the society independently.

3.	The tuition rates charged for the above schools are under guidelines set by local government.

Chop of Henan Education Commission
May 15, 2003